September 6, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
RE: Brickell Biotech, Inc.
Registration Statement on Form S-1
File No. 333-267254
To Whom It May Concern:
Reference is made to the Registration Statement on Form S-1 (File No. 333-267254) filed by Brickell Biotech, Inc. (the “Company”) with the Securities and Exchange Commission on September 2, 2022 (the “Registration Statement”). Pursuant to Rule 473(a) of the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated into the facing page of the Registration Statement:
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
The Company requests that the Staff contact Jonathan R. Zimmerman at jon.zimmerman@faegredrinker.com or (612) 766-8419 with any questions or comments.

BRICKELL BIOTECH, INC.

/s/ Robert B. Brown
Robert B. Brown
Chief Executive Officer